Exhibit (a)(1)(E)

To the Holders of Eligible Warrants:

This letter is to inform you, as holders of InVivo Therapeutics warrants expiring on October 26, 2015, November 10, 2015 or December 3, 2015 (collectively “Eligible Warrants”), that we are offering to exchange your Eligible Warrants for new warrant (the “New Warrants”). The New Warrants extend the warrant expiration date for an additional two years in exchange for the elimination of a provision in the Eligible Warrants that provides you with weighted average anti-dilution protection if InVivo sells common shares at prices below your warrant exercise prices. All other terms in the New Warrants are substantially the same as the Eligible Warrants.

The purpose of the exchange offer is to remove the weighted average anti-dilution provisions from the Eligible Warrants so the Company’s financial statements will more closely reflect its operating results and financial condition, and to facilitate a listing of the Company’s common stock on a national securities exchange. Under generally accepted accounting principles, the anti-dilution provisions require the Eligible Warrants to be valued and classified as a warrant liability on the balance sheet, which results in negative stockholders’ equity. In addition, InVivo is required to revalue the warrants quarterly and has recorded significant non-cash derivative losses and gains which are not reflective of our actual operating performance. Both the NYSE MKT and NASDAQ require as part of their initial listing standards that a company have a minimum of $4 million of stockholders’ equity, which InVivo would have exceeded at December 31, 2012 if the anti-dilution clause was removed from all the Eligible Warrants and the $14.6 million warrant liability was reclassified to stockholders’ equity.

We believe the warrant exchange offer is mutually beneficial for the Eligible Warrant holders, Invivo and our shareholders, For warrant holders, the two year extension represents a significant increase in the value of the warrant while the anti-dilution clause being relinquished, which is only applicable if shares are sold below the exercise price of the warrants, is unlikely to come into play since InVivo has raised $23 million at over $2.00 per share, and the Company’s approximately $185 million market capitalization is significantly higher since first becoming a public company. For InVivo and our shareholders, the warrant exchange would remove a key impediment to a possible up-listing of our stock to the NYSE MKT or NASDAQ, which we will believe will increase liquidity and unlock additional value inherent in our company

The enclosed Offer to Exchange together with the Election to Participate, Notice of Withdrawal and forms of New Warrants constitute the “Offer.” These materials provide information regarding the Offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Original Warrants for exchange.

To participate in the Offer to Exchange, you must complete and return the enclosed Election to Participate (printed on yellow paper) prior to the expiration of the Offer, which is 11:59 P.M. (Eastern time) on May 6, 2013, unless extended by us (the “Expiration Date”). You must also return your Original Warrant (or an Affidavit of Lost Warrant) to the Company for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company, in which case your Original Warrant will be returned promptly to you.

Thank you for your time in reviewing this request.

Very truly yours,

Frank Reynolds Chairman,

Chief Executive Officer and

Chief Financial Officer